Exhibit 3.5

FIRST AMENDMENT TO

AMENDED AND RESTATED BYLAWS

OF

SEASPAN CORPORATION

Effective April 24, 2015, the Amended and Restated Bylaws of Seaspan Corporation are amended by deleting Article XI in its entirety and replacing it with the following:

ARTICLE XI

AMENDMENTS

Section 11.1 By the Shareholders. These Bylaws may be amended by the affirmative vote of the holders of not less than 66-2/3% of the outstanding Class A Common Shares and Class B Common Shares entitled to vote, voting as a single class, at any annual or special meeting of shareholders at which a quorum is present or represented.

Section 11.2 By the Directors. These Bylaws may, subject to provisions of applicable law, be adopted, amended and repealed without a vote of the shareholders by the affirmative vote of a majority of the Board of Directors at any meeting of the Board at which a quorum is present, except that the provisions of Section 11.1 may be amended only by the affirmative vote of holders of not less than 66-2/3% of the outstanding Class A Common Shares and Class B Common Shares entitled to vote, voting as a single class at any annual or special meeting of the shareholders at which a quorum is present or represented.